UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 333-229310

UNITED WORLD HOLDING GROUP LTD.

(Translation of registrant’s name into English)

c/o United Culture Exchange (Beijing) Co., Ltd.

28 Dongjiaomin Lane

Tower 1, Suite 3-AP301

Dongcheng District, Beijing, PRC

Tel: +8610 6524 4432 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

United World Holding Group Ltd. (the “Company”) is providing the following update on the filing of its Form 20-F for the fiscal year ended December 31, 2019. As a result of the global outbreak of the COVID-19, starting in China at the end of January 2020, the Company is unable to meet the filing deadline of the form 20-F. The Company’s business and facilities are all located in China. In order to avoid the risk of the virus spreading, the Chinese government has required enterprises to delay the resumption of work and production. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members for the past several months, including the temporary closures of its offices, suspending operation of our B&B inns, and having team members work remotely, and, as a result, the form 20-F will not be completed by the filing deadline, due to insufficient time to facilitate the internal and external review processes.

In accordance with the order (the “Order”) promulgated by the Securities and Exchange Commission on March 4, 2020 in Release No. 34-88318 relating to the Securities Exchange Act of 1934, as amended, the Company currently expects to file its Annual Report on Form 20-F approximately 45 days after April 30, 2020, which shall be no later than June 15, 2020. The Company will evaluate its need for an additional extension under Rule 12b-25 at that time, as contemplated by the Order.

The Company is supplementing the risk factors explaining the impact of COVID-19 on its business:

We are susceptible to general economic conditions, natural catastrophic events and public health crises, and the COVID-19 pandemic has adversely impacted, and poses risks to, our business, the nature and extent of which are highly uncertain and unpredictable.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact event and tourism industry. Deterioration in economic conditions could cause decreases in both conference and travel volume and reduce and/or negatively impact our short-term ability to grow our revenues. Further, any decreased collectability of accounts receivable or abrupt termination of agreements due to the outbreak of COVID-19 could negatively impact our results of operations. Furthermore, our business is subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics or pandemics.

Currently, the rapid spread of coronavirus (COVID-19) has resulted in increased travel restrictions and disruption and shutdown of businesses.  We have experienced a significant reduction in demand for our event planning and hospitality operations, as a direct result of quarantines and other restrictive measures in containing the virus from spreading. Additionally, event planning business in China is highly subject to seasonality. Most events are held in December and after the Chinese New Year, which usually happen in late January or in February. For the year 2020, the Chines New Year falls on January 25, 2020. For the first quarter ended March 31, 2020, we did not generate any revenue from event planning and hospitality operations. Instead, we have ventured out to other operations including marketing and advertising for e-commerce that are less impacted by the COVID-19. As we started the new operations in mid March, we cannot predict or guarantee the profitability and sustainability of the new operations. We expect to continue to experience impacts from quarantines, market downturns and changes in customer behavior related to pandemic fears. If the quarantining measures continue for a prolonged period of time, we may have to change our business model. Our customers are all based in China and we generally do not enter into long-term contracts with customers. One or more of our customers, business partners, service providers or suppliers may experience financial distresses, file for bankruptcy protections, go out of businesses, or suffer disruptions in their businesses due to the coronavirus outbreak; as a result, our operation revenues may be impacted. The extent to which the coronavirus impacts our results will depend on its future developments, which are highly uncertain and will include information concerning the severity of the coronavirus and the actions taken by governments and private businesses in attempt to contain the coronavirus, but is likely to result in a material adverse impact on our business, results of operations and financial condition, at least for the near term.

Forward-Looking Statements

Statements in this Current Report on Form 6-K are “forward-looking statements” as the term is defined under applicable securities laws. These statements include the anticipated timing of the filing of Company’s annual statements under the Exchange Act, the expected impact of the COVID-19 virus outbreak on the Company’s financial reporting capabilities and its operations generally, and the potential impact of such virus on the Company’s customers, partners, facilities and other third parties. These and other forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks and uncertainties are, in many instances, beyond the Company’s control. Forward-looking statements, which are presented as of the date of this filing, will not be updated to reflect events or circumstances after the date of this statement except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020	UNITED WORLD HOLDING GROUP LTD.

	By:	/s/ Hong Wang
	Name:	Hong Wang
	Title:	Chief Executive Officer and Chairman of the Board